AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 10027

People’s Republic of China

October 29, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirMedia Group Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2014 (the “2014 20-F”) Filed April 24, 2015
File No. 001-33765

Dear Mr. Spirgel, Mr. Fischer, Ms. Leon and Ms. Adams:

This letter sets forth the Company’s response to the comments contained in the letter dated September 21, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company” is used in this letter to refer to AirMedia Group Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

Important Factors Affecting Our Results of Operations, page 45

1.	We note from your disclosures on page F-35 that on January 13, 2015, the Group entered into an agreement with Beijing Tianyi Culture Development Co., Ltd., a third party, to sell an 81% equity interest in AM Jinsheng as well as related property, plant and equipment for consideration of $1.3 million, which operates the Group’s TV-attached digital frames business. We also note from your disclosures on page 47 that after the completion of your on-going “divestiture” of your business lines of TV-attached digital frames and digital TV screens in airports, you expect revenue to decrease. The nature and extent of your “divestiture” is unclear. Please tell us in more detail about the nature and extent of the “divestiture” and the effect you expect it to have on total revenue and net income. In this regard tell us how you considered the requirement of Item 5 of Form 20-F to disclose management’s assessment of factors and trends which are anticipated to have a material effect on the company’s financial condition and results of operations in future periods. Please be reminded of the instruction to Item 5 referring to the Commission’s interpretive release (No. 33-6835) dated May 18, 1989.

The Company respectfully advises the Staff that the Company had disclosed in the 2014 20-F the nature and extent of the divestiture of the business lines of TV-attached digital frames and digital TV screens in airports (the “Divestiture”), to the extent such information was available at the time of the filing. For example, on page 30 of the 2014 20-F, under “Item 4. Information on the Company—A. History and Development of the Company,” the Company disclosed that in February 2015, it transferred 81% equity interest of Jinsheng Advertising, the operating entity of the Company’s TV-attached digital frames business, to Beijing Tianyi Culture Development Co., Ltd. (“Beijing Tianyi”) and, in connection with such equity interest transfer, transferred all relevant assets, liabilities and managerial duties, and was in the process of transferring the related concession rights, to Jinsheng Advertising. In addition, on page 31 of the 2014 20-F, under “Item 4. Information on the Company—B. Business Overview—Advertising Network and Services,” the Company again disclosed that it agreed to divest its TV-attached digital frames business and airport digital TV screens business, including hardware and related concession rights, and that after the completion of such Divestiture, the Company will no longer own the related business assets.

The Company respectfully submits that it considered the requirement of Item 5 of Form 20-F with respect to the Company’s obligation to disclose known events that the Company reasonably expects will have a material impact on its results of operations and the relevant interpretive release. In accordance with such requirements, the Company disclosed, on page 47 of the 2014 20-F, under “Item 5. Operating and Financial Review and Prospectus – A. Operating Results,” the fact that that the Company expects revenues from those business lines being divested to continue to decrease in the future as a result of the Divestiture. However, no further details were disclosed under Item 5 of the 2014 20-F, as the Company did not have sufficient information at the time to provide a quantitative forecast on the extent of the expected revenue decrease. One of the reasons is that although the transfer of the underlying business assets for TV-attached digital frames and digital TV screens in airports had been completed, the Company continued to operate certain transferred assets as part of the transition, did not immediately assign all relevant business contracts at the time of such transfer (the “Existing Contracts”), and continued to record revenues under those contracts. Thus, although the Company expected revenues from the divested business to eventually cease after the full completion of the Divestiture, when filing the 2014 20-F, the Company could not anticipate when and to what extent such revenue decline would occur, as the length and terms of each Existing Contract subject to a variety of factors such as when Jinsheng Advertising, as controlled by Beijing Tianyi, can obtain all necessary concession rights from the relevant government authorities and be prepared to independently operate the divested business lines.

In addition, the Company respectfully advises the Staff that the Company does not have adequate information on hand to assess in detail the Divestiture’s expected effect and the timing thereof on its overall costs and expenses, primarily because historically, the Company did not keep a detailed account of the costs and expenses solely associated with the business lines that are the subject of the Divestiture. Therefore, the Company proposes to make clear in future filings the effect of the transaction on total revenues but cannot disclose an estimate of the effect of the Divestiture on the Company’s total net income in the 2014 20-F.

Agency Fees, page 54

2.	We note that you record agency fees to cost of revenue ratably over the period in which the advertising is displayed. In this regard, please tell us why you record reductions in accrued agency fees that have been renegotiated as a reduction in cost of sales in the period that renegotiations are finalized, rather than over the remaining period in which the advertising is displayed.

The Company respectfully advises the Staff that agency fees refer to costs paid to agencies that manage the Company’s relationship with end customers who ultimately pay to display advertisements on the Company’s media. The agencies are responsible for connecting customers with the Company as well as managing receivable collections on behalf of the Company. These agency fees are accrued based on the corresponding advertising contracts entered into by the end customers and are recorded ratably over the period in which the relevant advertisement is displayed. After an advertisement display contract is completed and the end customer has settled the related accounts receivable due to the Company, if the Company is not satisfied with the timeliness of the end customer receivable collection, it occasionally initiates renegotiations of the applicable agency fees. If such renegotiations are successful, the resulting adjustments to agency fees are then recorded during the period in which the renegotiations are finalized, typically several months or quarters after the completion of the contract and the receipt of the related receivable, due to the aforementioned delay in the decision to renegotiate.

On page 49 of the 2014 20-F, the Company disclosed the amount of agency fees recorded as cost of revenues in the amount of US$46 million in 2012, US$37 million in 2013 and US$36 million in 2014. In addition, on page 54 of the 2014 20-F, the Company disclosed reverses/adjustments in accrued agency fees as a result of renegotiations, which reverses/adjustments amounted to US$6.4 million in 2012, US$3.3 million in 2013 and US$1.4 million in 2014. The Company proposes to make clear, in its future Form 20-F filings, that any renegotiation of agency fees would take place after all advertising displays have been completed.

Note 6. Accounts Receivable, net, page F-34

3.	We note that your allowance for doubtful accounts increased as a percentage of gross accounts receivable from 6.3% to 12.7% as of December 31, 2013 and 2014 while gross accounts receivable decreased. Please tell us about the facts and circumstances that resulted in the increase to your allowance for doubtful accounts in 2013 and 2014.

Due to the recent economic downturn and the unfavorable macroeconomic environment in China, the collectability of the Company’s accounts receivables in 2014 was worse than that in 2013. According to the Company’s policy on general allowance for doubtful accounts, the Company recorded allowance for doubtful accounts based on its aging analysis.

The Company attributes the growth of aged accounts receivable as the key driver for the increase of allowance for doubtful accounts, especially in relation to receivables aged over 720 days, for which a full allowance is provided. The balance of receivables aged over 720 days was US$4 million in 2013 and US$8.5 million in 2014, which accounted for 3.6% and 8.7% of gross accounts receivable, respectively. The policy also applies to other aging periods, including the balance of account receivables aged over 180 days but less than 720 days, for which various additional allowances are also provided. The Company plans to discuss these and other facts and circumstances that affect its allowance for doubtful accounts in the appropriate sections of its future Form 20-F filings, including in “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” as well as in the relevant parts of the F-pages.

4.	Please tell us about your policy for charging off uncollectible trade accounts receivable in accordance with ASC 310-10-50-4A and disclose in future filings.

The Company respectfully advises the Staff that its policy for charging off uncollectible trade accounts receivable includes general allowance and specific allowance for doubtful accounts.

The Company considers many factors for general allowance for doubtful accounts, including review results of delinquent accounts receivables, results of aging analyses and customer credit analyses, and analysis of historical bad debt records and current economic trends. Generally, accounts receivables with aging of less than 180 days are not provided with allowance; accounts receivables with aging of more than 180 days but less than 270 days are provided with 5% allowance; accounts receivables with aging of more than 270 days but less than 360 days are provided with 15% allowance; accounts receivable with aging of more than 360 days but less than 720 days are provided with 25% allowance; and accounts receivables with aging of more than 720 days are provided with full allowance.

Additional allowance for specific doubtful accounts might be made if the Company’s customers are unable to make payments due to their deteriorating financial condition or other adverse factors.

According to ASC310-10-50-4A: “Except for credit card receivables, an entity shall disclose its policy for charging off uncollectible trade accounts receivable that have both of the following characteristics:

a.	They have a contractual maturity of one year or less

b.	They arose from the sale of goods or services.”

In response to the Staff’s comment, the Company proposes to revise the disclosure concerning its policy for charging off uncollectible trade accounts receivable, to be included in Note 2(aa) or other appropriate parts of the F-pages of its future Form 20-F filings, as follows (the changed portions are italicized and underlined):

“Allowance of doubtful accounts

The Group conducts credit evaluations of clients and generally do not require collateral or other security from clients. The Group establishes a general allowance for doubtful accounts. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if the Group’s customers are unable to make payments due to their deteriorating financial condition. If the frequency and amount of customer defaults change due to the clients’ financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjusts allowances for accounts where collection may be in doubt.”

*    *    *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 8460 8181 or the Company’s U.S. counsel, Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4863 and +852 3740 4835, respectively.

Very truly yours,

/s/ Richard Wu

Richard Wu
Chief Financial Officer

cc:	Herman Man Guo, Chairman and Chief Executive Officer, AirMedia Group Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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